Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in Thousands)
Earnings:
1. Income before income taxes	$21,337	$7,226	$4,717	$7,409	$923
2. Plus: interest expense	12,177	14,785	22,645	24,095	30,630
3. Earnings including interest on deposits	33,514	22,011	27,362	31,504	31,553
4. Less: interest on deposits	5,520	6,006	12,308	13,287	20,835
5. Earnings excluding interest on deposits	$27,994	$16,005	$15,054	$18,217	$10,718
Fixed Charges:
6. Interest expense (Line 2)	$12,177	$14,785	$22,645	$24,095	$30,630
7. Less: interest expense on deposits (Line 4)	5,520	6,006	12,308	13,287	20,835
8. Excluding interest on deposits	$6,657	$8,779	$10,337	$10,808	$9,795
Ratio of Earnings to Fixed Charges:
Including interest on deposits (line 3 divided by Line 6)	2.75	1.49	1.21	1.31	1.03
Excluding interest on deposits (line 5 divided by Line 8)	4.21	1.82	1.46	1.69	1.09